Exhibit 99.1

June 27, 2012

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are please to inform you, in compliance with the provisions set forth by the National Securities Commission, that on June 26, 2012, the Board of Directors resolved to call an Extraordinary Shareholders’ Meeting to be held on August 2, 2012 at 11:00 AM. The agenda will consider the approval of an increase to the amount of the Global Notes Issuance Program in the amount of up to $ 40,000,000, which would bring the total amount to $ 100,000,000. In addition, the agenda will consider the delegation to the Board of Directors and/or sub-delegation of the determination of the terms and conditions of the Global Notes Issuance Program to be issued within such framework.

Pedro A. Richards
Attorney-in-fact

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 456 2° Piso (C1038AAJ) Buenos Aires – Argentina – Tel: (5411) 4343-7528 / www.gfgsa.com